UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On June 10, 2024, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), issued and sold (a) 2,142,858 ordinary shares of the Company (the “Shares”) and (b) Series C ordinary share purchase warrants to purchase 2,142,858 ordinary shares of the Company (the “Warrants” and, together with the Shares, the “Securities”) for $5.60 per ordinary share and accompany warrant (the “Offering”). The Securities were sold in a registered direct offering pursuant to the Company’s registration statement on Form F-3 (File No. 333-274053).

The Company received net proceeds of approximately $11.3 million, after deducting placement agent fees but before paying estimated offering expenses. The Company intends to use the net proceeds from the sale of the Securities for working capital purposes.

A copy of the opinion of Travers Thorp Alberga relating to the legality of the issuance and sale of the Shares in the Offering is filed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. A copy of the opinion of Pillsbury Winthrop Shaw Pittman LLP relating to the legality of the issuance and sale of the Warrants in the Offering is filed as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

INCORPORATION BY REFERENCE

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-274053, 333-267838 and 333-276708) and on Form S-8 (File No. 333-275749) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: June 11, 2024	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

Exhibit Index

Exhibit	Description
99.1	Opinion of Travers Thorp Alberga, regarding the legality of the Shares (including consent)
99.2	Opinion of Pillsbury Winthrop Shaw Pittman, regarding the legality of the Warrants (including consent)

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